# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Viking Holdings Ltd, CIK 0001745201
CUSIP: G93A5A101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 94 Pitts Bay Road, Pembroke, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-117984
Filed by CIK 0001283718

## Reporting persons
- Canada Pension Plan Investment Board: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 40,437,712; shared voting power 0; sole dispositive power 40,437,712; shared dispositive power 0; aggregate amount beneficially owned 40,437,712 (12.8% of the class)
  Comment: Item 11 is calculated based on a total of 315,179,410 ordinary shares of the issuer outstanding as of March 1, 2025, as disclosed in the issuer's Form 20-F filed with the Securities and Exchange Commission on March 11, 2025.

## Item 1. Issuer
Name of issuer: Viking Holdings Ltd
Address of issuer's principal executive offices: 94 Pitts Bay Road Pembroke , D0, HM 08

## Item 2. Person Filing
Name of person filing: Canada Pension Plan Investment Board
Address of principal business office or, if none, residence:
One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5
Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class: See Item 11 on page 2.
Sole power to vote or to direct the vote: See Item 5 on page 2.
Shared power to vote or to direct the vote: See Item 6 on page 2.
Sole power to dispose or to direct the disposition: See Item 7 on page 2.
Shared power to dispose or to direct the disposition: See Item 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Power of Attorney (incorporated by reference to Exhibit 99.1 of the Schedule 13G/A filed by the reporting person in respect of the issuer on February 13, 2025)

## Signatures
- Canada Pension Plan Investment Board: /s/ Kathryn Daniels, Kathryn Daniels, Managing Director, Head of Compliance (05/14/2025)
Comment: 99.1 Power of Attorney (incorporated by reference to Exhibit 99.1 of the Schedule 13G/A filed by the reporting person in respect of the issuer on February 13, 2025)